Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANT

We hereby consent to the inclusion of our audit report, dated December 13, 2017, relating to the consolidated financial statements of Cemtrex, Inc. as of September 30, 2017 and September 30, 2016, in the Form S-3 Registration Statement under the Securities Act of 1933.

This letter is provided solely for the purpose of assisting the SEC filings and also to assist securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken upon relying on this letter.

Thanking you

For Bharat Parikh & Associates
Chartered Accountants
/s/ Bharat Parikh
CA Bharat Parikh
(Senior Managing Partner)
Registered with PCAOB
Date: - 09/14 /2018
Place:- Vadodara, Gujarat, India